UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. ___)

SynQuest, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

87160X100
(CUSIP Number)

COPY TO:
David Calhoun, Esq.
Morris Manning & Martin LLP
3343 Peachtree Road
1600 Atlanta Financial Center
Atlanta, GA 30326
(404) 233-7000
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

November 15, 2002
(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURES

CUSIP NO. 87160X100	SCHEDULE 13D	PAGE 2 OF 9 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
C. Jeffrey Simpson

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒(1)
	(See Instructions) N/A		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
PF;OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

	(7)	SOLE VOTING POWER
NUMBER OF		40,000 shares
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		14,213,750 shares
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		40,000 shares

	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,000 shares individually; 14,213,750 shares as member of a group

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES N/A		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.24% as individual beneficial owner; 83.6% as member of a group(2)

(14)	TYPE OF REPORTING PERSON
IN

(1)  Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).
(2) These percentages are based upon 17,000,482 shares of SynQuest Common Stock outstanding, which is the sum of (a) 2,946,797 shares of SynQuest Common Stock outstanding as reported by SynQuest in its most recent filing with the Securities and Exchange Commission; (b) 2,946,857 shares of SynQuest Common Stock issued in the Viewlocity Merger (as defined below); and (c) 11,106,828 shares of SynQuest Common Stock underlying the shares of SynQuest Series A Preferred Stock issued pursuant to the Stock Purchase Agreement, as described in Item 4 of this Statement on Schedule 13D.

CUSIP No. 87160X100	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.     Security and Issuer.

     The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates to the Common Stock, par value $.01 per share (the “Common Stock” or “SynQuest Common Stock”) of SynQuest, Inc., a Georgia corporation (the “Issuer” or “SynQuest”). The principal executive offices of the Issuer are located at 3475 Piedmont Road, Suite 1700, Atlanta, Georgia 30305.

Item 2.     Identity and Background.

(a)	This Statement is filed by C. Jeffrey Simpson.

(b)	The address of the principal place of business of Mr. Simpson is SynQuest, Inc., 3475 Piedmont Road, NE, Atlanta, Georgia 30305.

(c)	Mr. Simpson is an individual shareholder of the Issuer.

(d)	During the last five years, Mr. Simpson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Simpson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Simpson is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

     On September 20, 2002, SynQuest, Mr. Simpson and certain other Investors entered into an Amended and Restated Stock Purchase Agreement (the “Stock Purchase Agreement”). Under the terms of the Stock Purchase Agreement, Mr. Simpson agreed to purchase 40,000 shares of SynQuest Series A preferred stock (“Series A Preferred”) at a purchase price of $2.50 per share for an aggregate investment of $100,000 in cash. The closing for Mr. Simpson’s and the other Investors’ investment occurred on November 15, 2002 (the “Closing”). Mr. Simpson purchased the Series A Preferred with his personal funds.

CUSIP No. 87160X100	SCHEDULE 13D	Page 4 of 9 Pages

Item 4.     Purpose of Transaction.

     Under the terms of the Stock Purchase Agreement, SynQuest agreed to issue up to 13.2 million shares of Series A Preferred stock, at a price of $2.50 per share, to the Investors party to the Stock Purchase Agreement (the “Investors”) for an aggregate investment of up to $33 million (the “Private Placement”). The Stock Purchase Agreement permitted a portion of the investment to consist of conversion of up to $7 million of bridge financing debt owed by SynQuest and Viewlocity, Inc., a Delaware corporation (“Viewlocity”) that had entered into a related transaction with SynQuest (described further below), to certain of the Investors that may be outstanding prior to closing. At the closing for the Private Placement, SynQuest issued a total of 11,106,828 shares of Series A Preferred for an aggregate investment amount of $27,767,070, consisting of cash and the conversion of outstanding debt. Mr. Simpson entered into the Stock Purchase Agreement for the purpose of investing in the Series A Preferred.

     The terms of the Series A Preferred are set forth in the articles of amendment to SynQuest’s Third Amended and Restated Articles of Incorporation. The following is a summary of the terms of the Series A Preferred:

•	Dividends on the Series A Preferred will accrue at a rate of 7% per year and are cumulative.

•	SynQuest will not declare or pay out any cash dividends during the two-year period following the closing.

•	The Series A Preferred is convertible into Common Stock at any time at a ratio of one share of Common Stock for each share of Series A Preferred converted, subject to adjustments for stock splits and other customary events.

•	Except as described below, the Series A Preferred has priority over the Common Stock in any liquidation, dissolution or winding up of SynQuest, and in connection with allocation of proceeds in any merger, acquisition, sales of all or substantially all of SynQuest’s assets, or similar major corporate transactions (other than the merger and certain qualified public offerings) (collectively referred to as a “liquidation event”). In the event of a liquidation event, holders of the Series A Preferred will be entitled to receive $2.50 per share and an additional amount such that the holders will receive a total return equal to a 15% internal rate of return (including dividends) per year compounded annually. Notwithstanding the Series A Preferred priority, in connection with any such liquidation event, the holders of Common Stock will be entitled to receive 8% of the proceeds available to SynQuest shareholders (pro rata, in accordance with share ownership) until the Series A Preferred liquidation preference is satisfied. After the Series A Preferred liquidation preference is satisfied, the remaining proceeds will be distributed to the holders of the Common Stock.

•	Generally, shares of Series A Preferred vote as one class with the Common Stock on an as-converted to common basis.

CUSIP No. 87160X100	SCHEDULE 13D	Page 5 of 9 Pages

•	The initial conversion rate of Series A Preferred to Common Stock is one to one, subject to adjustment in specific circumstances. Shares of Series A Preferred are convertible to Common Stock at any time at the option of the holder. Shares of Series A Preferred will be automatically converted to SynQuest Common Stock upon (i) a public offering of SynQuest Common Stock meeting certain thresholds, (ii) the vote of two-thirds of the then outstanding shares of Series A Preferred, or (iii) SynQuest Common Stock attaining a $10.00 closing price for at least 100 of 120 consecutive trading days.

•	The Series A Preferred is not redeemable.

     On August 30, 2002, SynQuest and Viewlocity entered into definitive agreements to merge the companies with SynQuest remaining as the surviving legal entity (the “Viewlocity Merger”). The Viewlocity Merger occurred on November 15, 2002. As consideration for the Viewlocity Merger, SynQuest issued a total of 2,946,857 shares (after giving effect to the issuance of cash in lieu of fractional shares) of its Common Stock to Viewlocity’s Series F Preferred stockholders. Holders of other classes and series of Viewlocity capital stock received nominal cash consideration.

     The details of the Stock Purchase Agreement and the Viewlocity Merger are described in greater detail in SynQuest’s filings under the Exchange Act.

     SynQuest also entered into an Amended and Restated Registration Rights Agreement (“Registration Rights Agreement”), dated as of September 20, 2002, with the Investors in the Private Placement, stockholders of Viewlocity who will receive shares of SynQuest Common Stock in the Viewlocity Merger, Warburg Pincus, SynQuest’s majority shareholder, and North Bridge, Venrock and Lucent. This group of stockholders is referred to as the “registration rights holders.” The Registration Rights Agreement is the agreement that governs the terms under which SynQuest has agreed to register the sale of the Common Stock to be issued to these holders. Most of Tilion’s preferred stockholders who will receive shares of SynQuest Series A Preferred stock at the time of the liquidation of Tilion have also become parties to the Registration Rights Agreement. Holders of SynQuest Series A Preferred will have registration rights only as to the shares of Common Stock underlying their shares of Series A Preferred. The following summarizes the terms of the Registration Rights Agreement.

     SynQuest has agreed to file a “shelf” registration statement within 180 days after the closing of the transactions registering resales of SynQuest Common Stock from time to time by the registration rights holders, and to use all commercially reasonable efforts to cause the registration statement to become effective as soon as practicable. Once effective, the shelf registration statement will permit the registration rights holders to sell their shares of Common Stock into the open market from time to time using the methods of distribution to be described in the shelf registration statement. However, the registration rights holders have signed lockup agreements providing that no sales will be made until one year after the closing date of the transactions.

CUSIP No. 87160X100	SCHEDULE 13D	Page 6 of 9 Pages

     The Registration Rights Agreement grants additional registration rights, known as “piggyback” registration rights, to the purchasers. The piggyback investors are the Investors who will receive Series A Preferred in the transactions. The piggyback registration rights require SynQuest to give these investors notice of SynQuest’s intention to file registration statements covering its equity securities with the SEC. If the piggyback investors indicate that they wish to have some or all of the shares of Common Stock underlying their shares of Series A Preferred included in the registration, SynQuest has agreed to include these shares of Common Stock. The piggyback registration rights include the following specific terms:

•	If the registration relates to an underwritten public offering and the managing underwriter, or underwriters, imposes a limit on the number of shares that may be included, SynQuest is required to include only the number of shares of the piggyback investors’ Common Stock as is permitted to be included by the managing underwriter.

•	If SynQuest originally commenced the registration in order to effect a sale of its shares, then the shares registered for the piggyback investors shall be excluded from the registration on a pro rata basis among the piggyback investors, up to the full number of shares that were requested to be included, before any shares proposed to be included by SynQuest are excluded.

•	If SynQuest originally commenced the registration in order to effect a sale of its shares by a shareholder who had the right to demand that SynQuest file a registration statement, then the shares registered for the piggyback investors shall be excluded from the registration together with any shares to be offered by SynQuest, pro rata, based on the number of shares sought to be included by SynQuest and each of the piggyback investors.

     SynQuest has the right to delay the filing of any registration statement under the Registration Rights Agreement, and the right to require the registration rights holders to refrain from selling shares of Common Stock pursuant to an effective registration statement, from time to time for up to an aggregate of 90 days in any 12-month period, if a material activity exists. A material activity means that: (i) there is an event, or state of facts, relating to SynQuest; (ii) such event, or state of facts, is material to SynQuest; and (iii) such event, or state of facts, would require disclosure in order for the registration rights holders to sell shares of Common Stock pursuant to a registration statement.

     On September 20, 2002, SynQuest, North Bridge, Venrock, Lucent and the Investors in the Private Placement also entered into an Amended and Restated Shareholders Agreement (“Shareholders Agreement”), pursuant to which they have agreed to vote their respective shares of SynQuest Common Stock received in the Private Placement (i) to fix the number of directors of SynQuest at seven, and (ii) to elect to the board of directors (a) one member designated by North Bridge Venture Partners, (b) one member designated by Battery Ventures, (c) the Chief Executive Officer of SynQuest, and (d) four members to be designated annually by a majority of the full board of directors, at least three of whom must be independent. The Shareholders Agreement also grants North Bridge, Venrock, Lucent and the Investors in the Private Placement, a right of first refusal with respect to additional issuances of equity securities of SynQuest, (including any securities convertible into equity securities), excluding management stock options, securities issued in connection with acquisitions and strategic alliances, securities issued in connection with debt financings and securities issued in a “qualified offering” (as defined in the Shareholders Agreement).

CUSIP No. 87160X100	SCHEDULE 13D	Page 7 of 9 Pages

     The Shareholders Agreement provides that directors designated by North Bridge and Battery will also be represented on the compensation committee and, subject to compliance with applicable federal law and the rules issued by any national securities exchange or automated quotation system on which SynQuest’s securities are then listed, the audit committee of SynQuest’s board of directors. For a period of two years following the date of the shareholders agreement, each Investor has agreed that if, upon the recommendation of SynQuest’s board of directors, SynQuest makes a tender offer for our outstanding shares of Common Stock using SynQuest’s then-existing funds or additional funds invested by the Investors in SynQuest’s other equity securities, the Investor will not tender any shares of SynQuest Common Stock, including any shares of our Common Stock issuable upon conversion of any Series A Preferred, held by the Investor.

     On November 20, 2002, the NASDAQ SmallCap Market notified SynQuest that it deemed the Viewlocity Merger to constitute a reverse merger under the Marketplace Rules and that SynQuest would be required to meet the initial listing requirements under the Marketplace Rules. As of that date, SynQuest was not be able to satisfy these requirements, and accordingly, NASDAQ notified SynQuest that it would be delisted from the NASDAQ SmallCap Market effective open of business November 21, 2002.

Item 5.     Interest in Securities of the Issuer.

(a)	Mr. Simpson individually beneficially owns 40,000 shares of the SynQuest Common Stock (approximately 0.24% of the shares of SynQuest Common Stock). As a member of a group, Mr. Simpson beneficially owns 14,213,750 shares of Common Stock (approximately 83.6% of the shares of SynQuest Common Stock). The foregoing percentage is calculated based upon 17,000,482 shares of Common Stock outstanding, (the 2,946,797 shares of Common Stock outstanding prior to the Viewlocity Merger, the 2,946,857 shares issued to Viewlocity Series F Preferred stockholders at the time of the Viewlocity Merger (after giving effect to the issuance of cash in lieu of fractional shares), and the 11,106,828 million shares of Series A Preferred issued in the Private Placement on an as converted basis).

(b)	Mr. Simpson has the sole power to vote and sole power to direct the 40,000 shares of SynQuest Common Stock. Mr. Simpson has shared power to vote the 14,213,750 shares of Common Stock beneficially owned by the group, in accordance with the terms of the Shareholders Agreement.

(c)	On September 20, 2002, SynQuest and the Investors entered into the Stock Purchase Agreement and SynQuest, the Investors, North Bridge, Venrock and Lucent entered into the Shareholders Agreement.

(d)	Each of the Investors (excluding Mr. Simpson), North Bridge, Venrock and Lucent have the power to direct more than five percent of the class of Common Stock.

(e)	Not applicable.

CUSIP No. 87160X100	SCHEDULE 13D	Page 8 of 9 Pages

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Items 3 and 4 for a description of the Stock Purchase Agreement, the Viewlocity Merger Agreement, the Registration Rights Agreement and the Shareholders Agreement.

     Other than as described above and the agreements listed in Item 7 below, including the exhibits thereto, Mr. Simpson presently has no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of SynQuest, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

Agreement and Plan of Merger dated August 30, 2002, between SynQuest, Inc. and Viewlocity, Inc. (previously filed as Exhibit 99.1 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

Amended and Restated Stock Purchase Agreement dated September 20, 2002, among SynQuest, Inc. and the parties listed on the signature pages thereof (previously filed as ANNEX D to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

Amended and Restated Registration Rights Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as Exhibit 4.2 to the Annual Report on Form 10-K dated September 27, 2002 of SynQuest, Inc., No. 000-30963).

Amended and Restated Shareholders’ Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as ANNEX G to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

Form of Certificate of Designations for Series A Convertible Preferred Stock of SynQuest, Inc. (previously filed as Exhibit 99.10 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

CUSIP No. 87160X100	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2002	By:	/s/ C. Jeffrey Simpson C. Jeffrey Simpson